VIA EDGAR CORRESPONDENCE

July 6, 2018

Division of Corporation Finance

Office of Telecommunications

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Digitaltown, Inc. Registration Statement on Form S-1 Filed June 5, 2018 File No. 333-225432

To Whom it May Concern:

This letter is in response to your comment letter dated June 29, 2018, with regard to the Form S-1 filing of Digitaltown, Inc., a Minnesota corporation (“DGTW” or the “Company”) filed on June 5, 2018. Responses to each comment have been keyed to your comment letter.

Form S-1

Selling Stockholders, page 9

1. Section 10.3 of your Equity Purchase Agreement with Triton Funds LP provides that “[n]either this Agreement nor any rights of the Investor or the Company hereunder may be assigned by either party to any other Person.” However, here you state that the prospectus “covers the resale by the selling stockholders or their respective permitted transferees.” Please note that our equity line accommodation is unavailable if the investor may transfer its obligations. Accordingly, please revise your disclosure to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees. For guidance, consider Question 139.16 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response: The disclosure regarding selling stockholders has been revised, as well as the disclosure regarding Plan of Distribution.

Executive Compensation, page 17

2. Please revise the Summary Compensation Table to provide for executive compensation for fiscal year ended February 28, 2018. See Item 402(n) of Regulation S-K.

Response: This information has been added to the Executive Compensation table.

Financial Statements, page 21

3. Please file updated financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: Updated financial statements have been included.

Signatures, page 71

4. We note that the signature page does not reflect the persons who are signing in the capacity of principal financial officer and principal accounting officer or controller. Please revise. See Signatures Instructions 1 of Form S-1.

Response: The signature section has been revised.

Thank you in advance for your courtesies.

Sincerely,

/s/ Rob Monster

Rob Monster, CEO